FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 7 June 2004

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

S198 Barclays	28 June 2004
LTIP Awards	June 2004
Share Option Grant	June 2004
June Traffic and Capacity Statistics	5 July 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:	5 July 2004
Sarah Billington Manager Shareholder Services

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

ALMIXFTTL-18048-CHASE MANHATTAN - 26,228
ASUKEXTTL-20947-CHASE MANHATTAN - 25,419,496
Bank of Ireland - 111,543
BARCLAYS CAPITAL NOMINEES LTD - 1,047,506
Barclays Trust & Co & Others - 2,046
Barclays Trust Co E99 - 425
Barclays Trust Co R69 - 1,046
BLENTFUKQ-17011-CHASE MANHATTAN - 8,768
BLENTFUKQ-16344-CHASE MANHATTAN - 162,646
BLENTPUKQ-16345-CHASE MANHATTAN - 288,717
BLEQFDUKQ-16331-CHASE MANHATTAN - 282,761
BLEQPTUEA-16341-CHASE MANHATTAN -282,358
BLEQPTUKQ-16341-CHASE MANHATTAN - 734,109
BLEQPTUKQ-16338-CHASE MANHATTAN - 37,840
BLEQPTUKQ-16342-CHASE MANHATTAN - 65,109
BLEQPTUKQ-16400-CHASE MANHATTAN - 9,773,969
CHATRKTTL - 16376 - CHASE MANHATTAN - 582,058
Clydesdale Nominees - 4,080
Clydesdale Nominees - 300
INVESTOR BANK AND TRUST CO - 103,887
INVESTOR BANK AND TRUST CO - 2,543,539
INVESTOR BANK AND TRUST CO - 785,053
INVESTOR BANK AND TRUST CO - 135,453
INVESTOR BANK AND TRUST CO - 6,023,650
INVESTOR BANK AND TRUST CO - 1,565,487
INVESTOR BANK AND TRUST CO - 339,803
INVESTOR BANK AND TRUST CO - 6,073
INVESTOR BANK AND TRUST CO - 78,960
INVESTOR BANK AND TRUST CO - 667,656
INVESTOR BANK AND TRUST CO - 56,712
INVESTOR BANK AND TRUST CO - 585,750
INVESTOR BANK AND TRUST CO - 7,430
INVESTOR BANK AND TRUST CO - 15,321
JPMORGAN CHASE BANK - 517,464
JPMORGAN CHASE BANK - 87,397
JPMORGAN CHASE BANK - 15,962
JPMORGAN CHASE BANK - 5,762
JPMORGAN CHASE BANK - 64,728
JPMORGAN CHASE BANK - 29,347
JPMORGAN CHASE BANK - 41,530
JPMORGAN CHASE BANK - 58,784
JPMORGAN CHASE BANK - 65,243
JPMORGAN CHASE BANK - 58,338
JPMORGAN CHASE BANK - 16,827
JPMORGAN CHASE BANK - 22,850
JPMORGAN CHASE BANK - 6,011
JPMORGAN CHASE BANK - 257,144
JPMORGAN CHASE BANK - 5,101
JPMORGAN CHASE BANK - 6,136
Mellon Trust - Boston - 84,502
MELLON TRUST OF NEW ENGLAND - 332,524
MITSUBISHI TRUST INTERNATIONAL - 2,913
MITSUBISHI TRUST INTERNATIONAL - 2,042
MITSUBISHI TRUST INTERNATIONAL - 3,993
NORTHERN TRUST - Wire Bank - N - 30,857
NORTHERN TRUST BANK - BGI SEPA - 486,915
NORTHERN TRUST BANK - BGI SEPA - 226,555
NORTHERN TRUST BANK - BGI SEPA - 78,449
R C Greig Nominees Limited - 36,988
R C Greig Nominees Limited - 11,255
R C Greig Nominees Limited - 57,377
R C Greig Nominees Limited - 6,708
STATE STREET - 11,227
STATE STREET BANK AND TRUST - 46,667
STATE STREET BANK AND TRUST - 512,867
Sumitomo TB - 3,471
Sumitomo TB - 5,020
SWAN NOMINEES LIMITED - 2,184
SWAN NOMINEES LIMITED - 1,028
TOTAL - 54,997,945

5. Number of shares / amount of stock acquired

11,638,042

6. Percentage of issued class

1.07%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

28 June 2004

12. Total holding following this notification

54,997,945

13. Total percentage holding of issued class following this notification

5.07%

14. Any additional information

15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

28 June 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

16 June 2004

BRITISH AIRWAYS LONG TERM INCENTIVE PLAN AWARDS

The Company has today notified Mr R I Eddington, Mr J F Rishton and Mr M A Street, Directors of the Company, of conditional awards of ordinary share options at nil cost under the British Airways Long Term Incentive Plan of 166,618, 90,882 and 96,941 respectively, which were formally granted to each of them today. The awards will vest at the end of the three year period starting with the year of the award only if the performance of British Airways measured by total shareholder return ("TSR") relative to companies within the FTSE 100 index is satisfactory. If the British Airways TSR performance places the Company in the top ten per cent then all the share options awarded will be granted; at the 75th percentile in the ranking only sixty-five per cent of the share options awarded will be granted, whilst median performance will deliver thirty per cent of the share options. No awards will vest for less than median performance.

Alan Buchanan

Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

British Airways Plc

2. Name of director

R I Eddington

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

25 June 2003

18. Period during which or date on which exercisable

25 June 2006 - 25 June 2013

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Ordinary Shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

157p

22. Total number of shares or debentures over which options held following this notification

640,373

23. Any additional information

350,318 options granted 25 June 2003

24. Name of contact and telephone number for queries

Alan Buchanan Tel: 020 8738 6877

25. Name and signature of authorised company official responsible for making this notification

Alan Buchanan

Date of Notification

26 June 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

British Airways Plc

2. Name of director

M A Street

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

25 June 2003

18. Period during which or date on which exercisable

25 June 2006 - 25 June 2013

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Ordinary Shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

157p

22. Total number of shares or debentures over which options held following this notification

614,852

23. Any additional information

203,821 options granted 25 June 2003

24. Name of contact and telephone number for queries

Alan Buchanan Tel: 020 8738 6877

25. Name and signature of authorised company official responsible for making this notification

Alan Buchanan

Date of Notification

26 June 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

British Airways Plc

2. Name of director

J F Rishton

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

8. Percentage of issued class

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

12. Price per share

13. Date of transaction

14. Date company informed

15. Total holding following this notification

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

25 June 2003

18. Period during which or date on which exercisable

25 June 2006 - 25 June 2013

19. Total amount paid (if any) for grant of the option

Nil

20. Description of shares or debentures involved: class, number

Ordinary Shares

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

157p

22. Total number of shares or debentures over which options held following this notification

438,914

23. Any additional information

191,082 options granted 25 June 2003

24. Name of contact and telephone number for queries

Alan Buchanan Tel: 020 8738 6877

25. Name and signature of authorised company official responsible for making this notification

Alan Buchanan

Date of Notification

26 June 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

TRAFFIC AND CAPACITY STATISTICS - June 2004

Summary of the headline figures

In June 2004, passenger capacity, measured in Available Seat Kilometres, was 3.6 per cent above June 2004 and traffic, measured in Revenue Passenger Kilometres, was higher by 4.2 per cent. This resulted in a passenger load factor up 0.5 points versus last year, to 77.7 per cent. The increase in traffic comprised a 4.9 per cent increase in premium traffic and a 4.1 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, rose by 12.8 per cent. Overall load factor rose by 0.6 points to 71.2 per cent.

Market conditions

Market conditions are unchanged. Longhaul premium volumes are recovering steadily, while shorthaul premium remain at lower levels. Non-premium volumes are very price-sensitive.

Costs

As a result of Yen depreciation against sterling, there will be a non-cash accounting credit of £24 million in the first quarter financial results.

Strategic Developments

Swiss International Air Lines asked British Airways to release the Swiss carrier from some of the obligations of the commercial pact agreed last year. An amicable agreement was reached. British Airways retains the eight Heathrow daily slots exchanged with Swiss and codesharing between London Heathrow and Geneva will continue for a further three years, subject to agreement of commercial terms. The Swiss Travel Club will not migrate to British Airways' Executive Club and Swiss will not join the oneworld alliance. Other codeshare agreements will end by October 2004.

No agreement was reached in the latest round of EU US talks on a new air treaty between Europe and the United States.

Rod Eddington wrote to the European Transport Commissioner Loyola de Palacio, urging the Commission to oppose any form of 'state aid' to Alitalia which has applied for a 400 million euro bridging loan from the Italian government.

Martin George, was appointed to the newly created position of commercial director for British Airways. His new role will incorporate all of the airline's global sales and marketing activities as well as his current marketing and commercial responsibilities. Robert Boyle, general manager fleet and network planning, has also been promoted and will join the airline's leadership team with the title of director of commercial planning.

July 5, 2004

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

		Month of June				Financial year to date
						April through June
BRITISH AIRWAYS GROUP			Change				Change
SCHEDULED SERVICES	2004	2003	(%)		2004	2003	(%)
Passengers carried (000)
UK/Europe	2157	2199	-1.9		6230	6232	-0.0
Americas	665	672	-1.0		1918	1812	+5.9
Asia Pacific	134	102	+31.0		385	272	+41.2
Africa and Middle East	235	221	+6.2		707	606	+16.8
Total	3190	3194	-0.1		9241	8922	+3.6

Revenue passenger km (m)
UK/Europe	1937	1909	+1.5		5549	5305	+4.6
Americas	4436	4458	-0.5		12799	12145	+5.4
Asia Pacific	1369	1097	+24.8		3967	2965	+33.8
Africa and Middle East	1564	1465	+6.7		4700	4124	+14.0
Total	9305	8929	+4.2		27015	24538	+10.1

Available seat km (m)
UK/Europe	2618	2572	+1.8		7842	7658	+2.4
Americas	5284	5381	-1.8		15913	15580	+2.1
Asia Pacific	1938	1612	+20.3		5687	4847	+17.3
Africa and Middle East	2142	2001	+7.0		6624	5929	+11.7
Total	11982	11567	+3.6		36065	34013	+6.0

Passenger load factor (%)
UK/Europe	74.0	74.2	-0.2	pts	70.8	69.3	+1.5	pts
Americas	83.9	82.8	+1.1	pts	80.4	78.0	+2.4	pts
Asia Pacific	70.6	68.1	+2.5	pts	69.8	61.2	+8.6	pts
Africa and Middle East	73.0	73.2	-0.2	pts	71.0	69.6	+1.4	pts
Total	77.7	77.2	+0.5	pts	74.9	72.1	+2.8	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	402	357	+12.8		1212	1054	+14.9
Total RTK	1330	1249	+6.5		3898	3504	+11.3
Available tonne km (m)	1867	1768	+5.6		5638	5210	+8.2

Overall load factor (%)	71.2	70.6	+0.6	pts	69.1	67.3	+1.8	pts

* Comparative numbers from 1 July 2002 have been adjusted to remove the impact of dba following its disposal on 30 June 2003

Certain statements included in this statement may be forward-looking and may involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the company's plans and objectives for future operations, including, without limitation, discussions of the company's business and financing plans, expected future revenues and expenditures and divestments. All forward-looking statements in this report are based upon information known to the company on the date of this report. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy.

Investor Relations

Waterside (HCB3)

PO Box 365

Harmondsworth

UB7 OGB

Tel: +44 (0) 20 8738 6947

Fax: +44(0) 20 8738 9602